November 27, 2009

Office of Mergers and Acquisitions
Division of Corporation Finance
Attention: Mr. David Orlic, Attorney-Advisor
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:           Schedule 13D of Shah Capital Management, Inc. (“SCM”)

Ladies and Gentlemen:

We have prepared this letter at the request, and on behalf of, our client, SCM, to respond to the comments of the Staff in its letter dated November 16, 2009, regarding SCM’s Schedule 13D filings with respect to China Yuchai International Limited (the “Issuer”).  Our responses are provided in the same order as the Staff’s comments, each of which is repeated below for convenient reference.

Item 4. Purpose of Transaction

Comment 1: Disclosures made by the Issuer indicate that, following the most recent amendment to your Schedule 13D, you have engaged in activities designed to change the Issuer’s board of directors and bylaws. If so, please advise why you have not amended your Schedule 13D accordingly.

SCM Response: In response to the Staff’s comments, SCM has reviewed (with the assistance of our firm) its purchases of the Issuer’s common stock (the “Issuer Stock”), its Schedule 13D/A dated December 31, 2008 (“Amendment No. 1”) and the Issuer’s public filings over the past year.  Based on this review, SCM now recognizes that its disclosures in its Schedule 13D and Amendment No. 1 were too narrowly focused on SCM’s investment purposes and impact of its investments in the Issuer’s common stock, and did not fully address the implications for its Schedule 13D filing obligations under Item 4 of the matters the Staff identified. SCM now recognizes the full implications of all its activities for its Schedule 13D filing requirements.  Accordingly, SCM is submitting an amended Schedule 13D/A of even date herewith (“Amendment No. 2”). Item 4 of Amendment No. 2 provides a narrative description of SCM’s communications with the Issuer in the periods before and after the filing of its initial Schedule 13D on November 24, 2008, and through the filing date of Amendment No. 2. The purpose of Amendment No. 2 is to ensure that SCM’s public disclosures regarding its activities with respect to the Issuer are as complete as possible.

Item 5. Interest in Securities of the Issuer

Comment 2: You have not described any transactions in subject securities in your Schedule 13D, as amended. Please advise.

SCM Response: As reflected in the disclosures contained in Amendment No. 2, SCM purchased most of the shares of the Issuer under its control more than 60 days before SCM became subject to Schedule 13D reporting requirements with respect to its holdings.  However, as part of its comprehensive review of its Schedule 13D filing requirement in response to the Staff’s comments, SCM recognizes that its Schedule 13D inadvertently failed to report transactions within 60 days before the initial filing.  Accordingly, Amendment No. 2 includes a detailed description of all of the transactions SCM has executed in the common stock of the Issuer as Exhibit 99.1 to Amendment No. 2.

Comment 3: In your filings on Form 13F made following the most recent amendment to your Schedule 13D, you have reflected increases and decreases in your holdings of the Issuer’s common stock. In view of the apparent activities noted above, please tell us why you believe an amendment to your Schedule 13D was not required to reflect these changes. We note that acquisitions and dispositions of less than one percent of the class of securities may be material, depending on facts and circumstances. See Rule 13d-2(a) of Regulation 13D-G.

SCM Response: SCM has reviewed purchases and sales of the Issuer’s common stock since Amendment No. 1 in light of the Staff’s comments.  While SCM’s holdings of Issuer Stock in the period between Amendment No. 1 and Amendment No. 2 fluctuated, the amount of shares collectively and beneficially owned during that period by SCM and its president, Mr. Himanshu Shah, has not fluctuated more than approximately 152,000 shares (approximately 0.4% of the total shares of Issuer Stock outstanding). SCM acknowledges that acquisitions and dispositions of less than one percent can be material  e.g., in instances where they provide the filer material advantage by crossing ownership thresholds (a) with regard to control of a majority of an issuer’s voting shares; (b) with implications under state anti-takeover laws; or (c) that permit a filer to defeat or ensure the passage of corporate provisions requiring a supermajority vote;1 however, SCM did not intend to gain such an advantage here, nor did it actually do so. Accordingly, SCM believes that the facts and circumstances here do not point to materiality. Instead, the various acquisitions and dispositions of shares were solely for investment purposes and in response to market conditions.

Notwithstanding the foregoing, and consistent with its commitment to avoid any doubt about full compliance with its Schedule 13D filing obligations, SCM has included in  Amendment No. 2 a detailed description of all of the transactions SCM has executed in the Issuer Stock, including increases and decreases between the filing of Amendment No. 1 and SCM’s Schedule 13F filings.

1 See Thomas R. Stephens, Beneficial Ownership Reporting: Schedules 13D and 13G, BNA Corporate Practice Series, A-19 (2003).

Additional Information

As indicated above, SCM has conducted a comprehensive review of its past 13D filings and disclosures with respect to the Issuer.  As a result, SCM has included additional updated disclosures in the Amendment No. 2 to address other matters as well.

In addition, with the assistance of our firm, SCM is designing and implementing new Schedule 13D reporting policies and procedures to help ensure accurate, complete and timely filings in compliance with applicable reporting requirements on a going forward basis (the “New Procedures”).  The New Procedures will, among other things, include a checklist of Schedule 13D disclosure items that will be reviewed regularly by SCM management and SCM’s Chief Compliance Officer (“CCO”) with respect to issuers for which SCM has a current reporting requirement, and provide for consultation with legal counsel as a routine part of the Schedule 13D compliance process as and when appropriate.  SCM will hold a training session regarding the New Procedures with its staff in December.

SCM acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that SCM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We hope that this letter is satisfactory to the Staff.   As discussed above, SCM is mindful of the broad nature of its obligations under Schedule 13D and is committed to full compliance therewith.

Please do not hesitate to call me if you have any questions or if you wish to discuss this matter further.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner, Esq.

Cc:       Ms. Chaya Rao
Mr. Himanshu Shah
Matthew Chambers, Esq.